Exhibit 99.1

Performance Sports Group Addresses Pending NOCSAE Lacrosse Notification

EXETER, NH — November 24, 2014 — Performance Lacrosse Group Inc. (the “Company”), a subsidiary of Performance Sports Group Ltd. (“PSG”) (NYSE: PSG) (TSX: PSG), a leading developer and manufacturer of high performance sports equipment and apparel, has received notification that the National Operating Committee on Standards for Athletic Equipment (NOCSAE) will announce today that the Cascade R model lacrosse helmet no longer complies with NOCSAE standard ND041 and that Cascade’s certification of compliance on that helmet model only is now invalid.

The Company is working with NOCSAE to clarify the concerns and appropriately address the issue. The Company’s first priority is always to its loyal Cascade customers. However, it is important to note that the Cascade R model has passed applicable NOCSAE standards at two separate, independent, NOCSAE-accredited test labs commissioned by the Company.

Following NOCSAE’s official press release, the Company will communicate instructions through its Cascade website (www.cascadelacrosse.com) for consumers who own the R model.

The Cascade R helmet launched in June 2013. On a pro forma basis giving effect to PSG’s acquisition of Easton Baseball/Softball in April 2014, total lacrosse revenues represent less than 5% of PSG’s overall revenues.

PSG will provide further updates in relation to this matter as appropriate.

About Performance Sports Group Ltd.

Performance Sports Group Ltd. (NYSE: PSG) (TSX: PSG) is a leading developer and manufacturer of ice hockey, roller hockey, lacrosse, baseball and softball sports equipment, as well as related apparel and soccer apparel. The Company is the global leader in hockey with the strongest and most recognized brand, and it holds the No. 1 North American position in baseball and softball. Its products are marketed under the BAUER, MISSION, MAVERIK, CASCADE, INARIA, COMBAT and EASTON brand names and are distributed by sales representatives and independent distributors throughout the world. The Company is focused on building its leadership position by growing market share in all product categories and pursuing strategic acquisitions. For more information, please visit www.PerformanceSportsGroup.com.

Caution Regarding Forward-Looking Statements

This press release includes forward-looking statements within the meaning of applicable securities laws including with respect to NOCSAE’s determination to decertify the Cascade R model lacrosse helmet and the Company’s ability to adequately address the concerns and issue related thereto. The words “may,” “will,” “would,” “should,” “could,” “expects,” “plans,” “intends,” “trends,” “indications,” “anticipates,” “believes,” “estimates,” “predicts,” “likely” or “potential” or the negative or other variations of these words or other comparable words or phrases, are intended to identify forward-looking statements.

Forward-looking statements, by their nature, are based on assumptions, including those described herein and are subject to important risks and uncertainties. Many factors could cause PSG’s actual results to differ materially from those expressed or implied by the forward-looking statements. You should be aware that our success depends on, among other things, the value and reputation of our brands. Negative publicity regarding any of our brands or products, including the decertification of the Cascade R model lacrosse helmet described above, could adversely affect PSG’s reputation and sales. We also risk the loss of revenues resulting from the inability to sell Cascade R model lacrosse helmets currently in inventory, and any additional costs and expenses resulting from the remedy necessary to recertify such helmet or address any consumer returns, exchanges or warranty claims. Furthermore, our results of operation could be materially harmed if we experience or become aware of additional products being decertified. Such product issues can harm our reputation and cause us to lose customers, particularly if those issues cause consumers to question the safety or reliability of our products. There can be no assurance that our future products will satisfy the standards established by testing and athletic governing bodies, that our in-house testing equipment will produce the same results as the equipment used by the applicable testing bodies, athletic organizations and governing bodies or that existing standards or testing protocols will not be altered in ways or at times that adversely affect our brands and the sales of our products. Any failure to comply with applicable standards or resolve identified issues with applicable governing bodies could have an adverse effect on our business and financial condition. Our products also expose us to warranty claims and product liability claims in the event that products manufactured, sold or designed by us actually or allegedly fail to perform as expected, or the use of those products results, or is alleged to result, in personal injury, death or property damage. Additional risk factors are detailed in the “Risk Factors” section of PSG’s MD&A for the first quarter and PSG’s Annual Information Form dated August 27, 2014 which are available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Furthermore, unless otherwise stated, the forward-looking statements contained in this press release are made as of the date of this press release, and we have no intention and undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Company Contact:

Amir Rosenthal

Chief Financial Officer

Tel 1-603-610-5802

investors@performancesportsgroup.com

Investor Relations:

Liolios Group Inc.

Scott Liolios or Cody Slach

Tel 1-949-574-3860

PSG@liolios.com

Media Contact:

Steve Jones

Sr. Director, Corporate Communications

Tel 1-603-430-2111

media@performancesportsgroup.com